Board of Management



# Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

**Vedior N.V.**
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225



Amsterdam, 2 March 2005



Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Vedior
where people matter

Amsterdam, The Netherlands

# Vedior promoted to AEX index

For release at 8.30am on 2 March 2005

Vedior, one of the world's largest recruitment companies, today announces that it has joined the AEX index in Amsterdam, a benchmarking index of the 25 most actively traded securities in the Netherlands. Vedior's promotion to the AEX index is part of Euronext's annual re-weighting of its index.

Zach Miles, Vedior's Chief Executive, said: *"I am delighted that Vedior has joined the AEX index as this will afford the Group greater visibility among investors, clients and jobseekers. As the first recruitment company to join the AEX, this promotion also underlines Vedior's status as the largest global recruitment company based in the Netherlands."*

## Company Profile and Strategy

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million and net profit (under IFRS) was €116 million.

From its global network of 2,245 offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, Vedior also has a significant global network providing administrative/secretarial and light industrial recruitment.

Vedior's primary objective is to provide superior investment returns with higher organic profit growth and better operating margins than our competitors. The Group believes it can achieve its objective given its strong business model, sound financial structure and also because Vedior operates in an attractive industry. Vedior intends to extend its leading position in professional/executive recruitment sectors, develop a balanced earnings stream and improve its business mix through both organic and acquisitive growth.

Vedior's certificates of ordinary shares have traded on Euronext under the symbol VDR since June 1997. Vedior's free float is regarded as 100% by Euronext Amsterdam. There are 166,115,896 ordinary shares in issue and the Company's market capitalisation at close of business on 1 March 2005 was €2.39 billion.

Vedior endeavours to pursue an active and open dialogue with the investment community and is committed to providing high quality, meaningful and timely information. Further information on Vedior's investor relations activities can be found at **www.vedior.com/investor-relations/investor-relations.asp**

**Financial Agenda**

| | |
|---|---|
| 28 April 2005 | Publication of first quarter results |
| 29 April 2005 | Annual General Meeting of Shareholders |
| 3 May 2005 | Declared ex-payment from reserves |
| 17 May 2005 | Publication exchange ratio payment from reserves |
| 23 May 2005 | Distribution from reserves made payable |
| 28 July 2005 | Publication of second quarter results |
| 27 October 2005 | Publication of third quarter results |
| 2 February 2006 | Publication of annual results 2005 |

*Amsterdam*
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

*London*
Michael Berkeley, Citigate Dewe Rogerson +44 (0)20 7282 2883
Patrick Toyne Sewell, Citigate Dewe Rogerson +44 (0)20 7282 2889